Pacific

WebWorks

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June 13, 2007

Mark Kronforst

Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended

Filed March 31, 2006

Dear Mr. Kronforst,

We are in receipt of your comment letter dated May 31, 2007, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  The Company is filing this response letter via EDGAR.  We have restated your comment below and it is followed by the Company’s response.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Revenue Recognition, pages 20-21

Comment 1.

We continue to disagree that your historical revenue procedures complied with GAAP and we note that you have not provided any additional substantive information in support of your position.  Further, we note your assertion that “a restatement of [y]our financial statements is not necessary because the application of revenue recognition procedures to prior periods would not change [y]our net profit/loss . . . in any way.”  Please provide us with a robust analysis in accordance with SAB 99 that supports your assertion that a restatement is not required.  Note that this analysis should address each financial statement line item that could be affected by such a restatement and all factors described in the SAB should be considered and documented in your response.

Response:   We believe a restatement of our financial statements for the year ended December 31, 2005 (“2005 financial statements") is not required because:

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

U.S. Securities and Exchange Commission

June 13, 2007

1.

We do not believe that any misstatement or omission occurred in our 2005 financial statements.

2.

We assert that a restatement is not required because the alleged misstatement is immaterial under SBA 99.

As discussed in our prior response letter, dated May 7, 2007, we believe our method of revenue recognition and bad debt treatment was appropriate in 2005 because of the method we used to sell our products ( face-to-face contact or actual signed documents, etc.).

Second, even if an unintentional misstatement had occurred in 2005, we assert that the alleged misstatement is immaterial under SAB 99.  According to SAB 99, materiality is assessed upon both quantitative and qualitative factors and exclusive reliance on any percentage or numerical threshold has no basis in accounting literature or law.  We agree wholeheartedly with this position and believe it supports our position that there is insufficient reason to require that we restate our 2005 financial statements.

SAB 99 states:

“Materiality concerns the significance of an item to users of a registrant's financial statements.  A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.  In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” (See FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, 132 (1980))

In quantitative terms, the alleged misstatement is immaterial because a reasonable person would not consider the alleged misstatement material.  We have attached spread sheet analysis which shows the effects by line item of the application of the requested revenue recognition treatment if our 2005 financial statements were restated.  A restatement would not change our net loss from operations or net loss from continuing operations and, most importantly, it would not change our net loss per common share.  Revenues and general and administrative expense would be reduced by exactly the same amount.  Also, the restated amount of $5,085,908 in revenues for 2005, rather than $5,914,346, remains a significant improvement over revenues of $3,617,486 for the year ended December 31, 2004.

U.S. Securities and Exchange Commission

June 13, 2007

On our cash flow statements, net cash from continuing operations would be unchanged and there would be no change to our net increase in cash or cash equivalents.  Again, the only change would be the elimination of bad debt expense and a like reduction in change in receivables.

Also, there would be no change to any of the numbers in the body of the balance sheet, only a change to the description under the receivables line item.  Therefore, the application of the requested revenue recognition procedures does not result in a material change to our 2005 financial statements.  We do not believe that the decisions of a reasonable person would be changed or influenced by a misstatement that does not affect net earnings or loss from operations, earnings per share, cash balances, cash flow from operations or any balance sheet categories.

SAB  99 goes on to say:

“The predominant view is that materiality judgments can properly be made only by those who have all the facts. The [FASB] Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment. (See FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, 131 (1980))

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

•

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•

whether the misstatement masks a change in earnings or other trends

•

whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

•

whether the misstatement changes a loss into income or vice versa

•

whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

•

whether the misstatement affects the registrant's compliance with regulatory requirements

•

whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

•

whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•

whether the misstatement involves concealment of an unlawful transaction.

U.S. Securities and Exchange Commission

June 13, 2007

This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement.  Among other factors, the demonstrated volatility of the price of a registrant's securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.  Consideration of potential market reaction to disclosure of a misstatement is by itself ‘too blunt an instrument to be depended on’ in considering whether a fact is material.  When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”

An analysis of the alleged misstatement in qualitative terms also supports our position that the misstatement is immaterial.  When examining materiality in the context of the “total mix” of information, as expressed by the United States Supreme Court in TSC Industries v. Northway, Inc., 426 U.S. 438, 499 (1976), when the above considerations and factors are applied to the alleged misstatement, the alleged misstatement does not rise to materiality.  First, the alleged misstatement does not fall under any of the considerations for materiality listed in SAB 99.  As noted above, revenues for 2005 increased significantly compared to 2004 whether the reported number is used or the restated number is used.

Second, the alleged misstatement did not result in a significant positive or negative market reaction.  The price of our securities has not displayed volatility based on the revenues reported for 2005.  A review of our stock price since December 31, 2005, indicates a steady decline to the approximate price per share ($.04 to $.06 per share) that we have held for the past nine months.  This would suggest that the revenues for 2005 as reported, did little, if anything, to encourage additional purchases of our stock.  Accordingly, the alleged misstatement did not result in any positive or negative market reaction.

In conclusion, we believe a misstatement did not occur in our 2005 financial statements and even if we accept your position that we made a misstatement or omission, in light of the surrounding circumstances, the alleged misstatement was not material based upon SAB 99.  Therefore, a restatement of our financial statements is not required.

We appreciate your assistance with our compliance of our reporting obligations, but we strongly encourage you to reconsider your request that we restate our 2005 financial statements.  However, since we now sell our products exclusively online with no face-to-face contact or actual signed documents, we agree that a change in our revenue recognition policies is appropriate beginning in 2006.

*****************

U.S. Securities and Exchange Commission

June 13, 2007

The Company acknowledges that:

$

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

$

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

$

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

Pacific WebWorks, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS
December 31,
2005

CURRENT ASSETS
Cash and cash equivalents	$ 744,521
Receivables
Trade, less allowance
for doubtful receivables of
$127,421 in 2004 and
$0 in 2005	269,002
Prepaid expenses	153,291

Total current assets	1,166,814

PROPERTY AND EQUIPMENT, NET
AT COST	81,039

RESTRICTED CASH	163,472
GOODWILL	2,946,253
OTHER ASSETS, NET	10,505

$ 4,368,083

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	94,053
Accrued liabilities	125,280
Deferred revenue	679,206
Current liabilities from discontinued operations	235,274

Total current liabilities	1,133,812

Notes payable	100,000

Total liabilities	1,233,812

STOCKHOLDERS' EQUITY
Common stock - par value $0.001; authorized
50,000,000; issued and outstanding 28,517,622 shares
in 2004 and 35,426,895 shares in 2005	35,427
Additional paid-in capital	16,121,744
Accumulated deficit	(13,022,900)

Total stockholders' equity	3,134,271

$ 4,368,083

The accompanying notes are an integral part of these statements.

Pacific Webworks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

		Restated
	Year ended	Year ended
	December 31,	December 31,
	2005	2005
Revenues, net
Software, access and license fees	$ 1,392,093	$ 1,392,093
Hosting, gateway and maintenance fees	1,814,550	986,113
Training and education	1,219,231	1,219,231
Merchant accounts, design and other	1,488,471	1,488,471
	5,914,346	5,085,908

Cost of sales	1,771,725	1,771,725

Gross profit	4,142,620	3,314,183

Selling expenses	2,362,694	2,362,694
Research and development	264,829	264,829
General and administrative	1,842,262	1,013,825
Depreciation and amortization	29,795	29,795

Total operating expenses	4,499,580	3,671,143

Net loss from operations	(356,960)	(356,960)

Other income (expense)
Interest income	11,817	11,817
Other income (expense), net	49,270	49,270
	61,087	61,087
Net income (loss) from continuing operations
before income taxes	(295,873)	(295,873)

Income Taxes	-	-

Net income (loss) from continuing operations	(295,873)	(295,873)

Discontinued operations
Gain (loss) from operations (net of income tax)	-	-
Gain on disposal (net of income tax)	-	-
Total gain (loss) from discontinued operations	-	-

NET LOSS	$ (295,873)	$ (295,873)

Net loss per common share - basic and dilutive
Net income loss from continuing operations	$ (0.01)	$ (0.01)
Gain from discontinued operations	-	-
Net earnings (loss)	$ (0.01)	$ (0.01)

Weighted-average number of shares outstanding
Basic	31,497,718	31,497,718
Dilutive	32,656,228	32,656,228

The accompanying notes are an integral part of these statements.

Pacific WebWorks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Restate
	For the	For the
	year ended	year ended
	December 31,	December 31,
	2005	2005
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities
Net earnings (loss)	$ (295,873)	$ (295,873)
Adjustments to reconcile net earnings (loss)
to net cash used in operating activities
Depreciation & amortization	29,795	29,795
Issuance of options and warrants for compensation	9,832	9,832
Bad debt expense	828,437	-
Changes in assets and liabilities
Receivables	(1,001,180)	(172,742)
Prepaid expenses and other assets	(8,756)	(8,756)
Accounts payable and accrued liabilities	(50,940)	(50,940)
Deferred revenue	247,628	247,628

Total adjustments	54,816	54,816

Net cash provided by continuing operating activities	(241,057)	(241,057)

Cash flows from investing activities
Purchases of property and equipment	(40,452)	(40,452)
Cash on reserve with bank	(26,953)	(26,953)

Net cash provided by (used in) investing activities	(67,405)	(67,405)

Cash flows from financing activities
Proceeds from notes payable	100,000	100,000
Proceeds from convertible notes payable	200,000	200,000
Payments on convertible notes payable	(200,000)	(200,000)
Proceeds on issuance of stock	250,000	250,000
Proceeds on exercise of warrants	250,000	250,000

Net cash used in financing activities	600,000	600,000

Net increase in cash and cash equivalents	291,538	291,538

Cash and cash equivalents at beginning of period	452,983	452,983

Cash and cash equivalents at end of period	$ 744,521	$ 744,521

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	800	800
Non-cash financing activities:
Issuance of stock for prepaid insurance policies	55,849	55,849
Reseller note settlement	-	-

The accompanying notes are an integral part of these statements